SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                ARTCRAFT V, INC.
                                  COMMON STOCK


                                 (CUSIP NUMBER)


                          195 ROUTE 9 SOUTH, SUITE 204
                               MANALAPAN, NJ 07726
                                 (732) 409-1212

                                DECEMBER 20, 2004
                  ---------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)















If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

China US Bridge Capital Ltd.

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3)      SEC Use Only

(4)      Source of Funds (See Instructions): WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization: China

Number of Shares Beneficially Owned by Each Reporting Person With

(7)      Sole Voting Power: 100,000

(8)      Shared Voting Power: 0

(9)      Sole Dispositive Power: 100,000

(10)     Shared Dispositive Power: 0

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person: 100,000

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11): 100% (as of the filing date)

(14)     Type of Reporting Person: HC

ITEM 1. SECURITY AND ISSUER.

Common Stock, par value $.001

Artcraft V, Inc.
Baimang Checking Station 1st Building
South Mountain Xili Town
Shenzhen, China

ITEM 2. IDENTITY AND BACKGROUND.

(a)      Name:                       China US Bridge Capital Ltd.

(b)      Address:                    Floor 15
                                     Unit 05B Convention Plaza
                                     Office Tower
                                     1st Harbour Road, Wanchai
                                     Hong Kong, China

(c)      Place of organization:      China
         Principal business:         Holding Company


(d)                                  None.

(e)                                  None.



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, China US Bridge Capital Ltd., acquired the shares of Issuer on December 20, 2004 pursuant to a Stock Purchase Agreement with Scott Raleigh, the sole shareholder of Issuer, for a total purchase price of $36,000.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person was pursuant to a Stock Purchase Agreement with the sole shareholder of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

China US Bridge Capital Ltd. acquired 100,000 shares of the issued and outstanding common stock of the Issuer on December 20, 2004. Currently, such amount represents 100% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Stock Purchase Agreement between the Reporting Person and Scott Raleigh, the sole shareholder of the Company. (1)

(1) As filed with Form 8-K on December 22, 2004 is incorporated herein by reference. (SEC File No. 0001294614)


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    CHINA US BRIDGE CAPITAL LTD.

Date: January 11, 2005              Signature:        /s/ Guo Qiong Yu
                                                      -------------------------
                                                          GUO QIONG YU
                                                          President